1. Summary of Significant Accounting Policies (continued)

Fee Income

Fee income primarily consists of a minimum production requirement for Woodmen Financial Services Registered Representatives. A registered representative that does not meet required minimum production is assessed a fee to cover costs to keep the Registered Representative under contract. The fee for both 2015 and 2014 was $170 per representative. The Company collected minimum production requirement fees of $6,630 and $4,930 for the years ended December 31, 2015 and 2014, respectively. The remaining fee income relates to termination fees and various other fees earned by the Company.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Subsequent Events

The Company's management has evaluated the financial statements for subsequent events though the date which the financial statements were issued.

2. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc.

The Company has accumulated net operating losses of $14,745,000 that can be carried forward to offset future taxable income from 2021 through 2035. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Management has established a valuation allowance for the full amount of the net deferred tax asset of $5,013,000 at December 31, 2015, and $4,937,000 at December 31, 2014, because of the uncertainty regarding whether the Company will generate sufficient future taxable income to